9777 Pyramid Court, Suite 100 Englewood, CO 80112 USA 303.802.1000

May 24, 2010

Patrick Gilmore, Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

RE: Evolving Systems, Inc.

Response to SEC Comments dated May 11, 2010

File No. 001-34261

Dear Mr. Gilmore:

Set forth below are our responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated May 11, 2010, relating to our Form 10-K for the fiscal year ended December 31, 2009 and our Form 10-Q filed for the quarter ended March 31, 2010. As you have requested, our responses are numbered in accordance with the comments from the May 11th letter.

Form 10-K for the fiscal year ended December 31, 2009

General

1.     You state on page 5 that your sales force focuses on, among other geographical areas of the world, the Middle East, Africa, and Latin America, regions generally understood to include Iran, Syria, Sudan, and Cuba. Also, we are aware of a July 2008 news report that you have delivered Dynamic SIM Allocation solutions to MTN South Africa, a company that is a segment of MTN Group, which has subscribers in Iran, Sudan, and Syria. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Sudan or Syria.

Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan and Syria, if any, whether through subsidiaries, partners, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, software, or services that you have provided into Cuba, Iran, Sudan, or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

RESPONSE:

We have never sold any products or provided services, directly or indirectly through subsidiaries, partners or other direct or indirect arrangements, to customers in Cuba, Iran, Sudan or Syria.  We do not have any plans to do so while these countries are identified by the State Department as state sponsors of terrorism, subject to U.S. economic sanctions.  We have not had any commercial arrangements, or other contacts with the governments of these countries or, to our knowledge, entities controlled by these governments.  With respect to the license of our software to MTN South Africa which you reference in your letter, while MTN South Africa is a segment of the MTN Group and the MTN Group may have subscribers in several of the above-listed countries, our agreement is with MTN South Africa (not the Group) and use of our software is restricted to MTN’s operations in South Africa.

Item 8. Financial Statements and Supplementary Data

Note 1 — Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 34

2.     We note that your agreements involve multiple element arrangements, which include software license fees, warranties, maintenance and other services. We further note that revenue is allocated, as applicable, to each element based upon its fair value as determined by vendor-specific objective evidence (VSOE). Please explain your methodology and assumptions used to determine VSOE of fair value for each element in your multiple element arrangements. In your response, as it relates to maintenance, describe the process used to evaluate the various factors that affect your establishment of VSOE of fair value. For instance, does the price charged for maintenance vary from customer to customer or when an agreement includes services that are essential to the functionality of the delivered software? If so, please explain how you determined that you can reasonably estimate the fair value of maintenance. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of maintenance that you consider to be representative of VSOE and how you considered the guidance in ASC 985-605-25-6 and 7 and ASC 985-605-25-67 through 69.

RESPONSE:

When our arrangements include multiple elements, the fee is allocated to the various elements based on Vendor-Specific Objective Evidence (“VSOE”) of fair value as defined by ASC 985-605-25-6.

Many of our arrangements involve delivery of customized software which requires significant modification and customization, and maintenance/warranty services, (warranty services are identical to maintenance services) and these arrangements are accounted for following the guidance in ASC 605-35, “Construction-Type and Production-Type Contracts”. In these types of arrangements, we do not typically have VSOE on the license/services portion (services are related to customizing the software) of the arrangement due to the large amount of customization required by our customers;

however, we do have VSOE for the warranty/maintenance services based on the renewal rate in the arrangement. The license/services portion is recognized using the percentage-of-completion method of accounting and the warranty/maintenance services are separated in accordance with ASC 985-605-25-67 based on the renewal rate in the contract and recognized ratably over the warranty or maintenance period.

If the arrangement does not involve significant modification or customization of software, it is accounted for under ASC 985-605 and revenue is recognized when all of the following exist:

•      Persuasive evidence of an arrangement exists

•      Delivery has occurred

•      The fee is fixed or determinable

•      Collectability is probable

If this type of arrangement contains multiple elements, we allocated the fee to each of the elements based on VSOE and the guidance referenced in ASC 985-605-25-67 which states:

If a multiple-element software arrangement includes explicit or implicit rights to postcontract customer support, the total fees from the arrangement shall be allocated among the elements based on VSOE of fair value, in conformity with paragraphs 985-605-25-6 through 25-7. The fair value of the postcontract customer support shall be determined by reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). The portion of the fee allocated to postcontract customer support shall be recognized as revenue ratably over the term of the postcontract customer support arrangement, because the postcontract customer support services are assumed to be provided ratably.

In these types of arrangements, we allocate the fair value of the warranty/maintenance based on the renewal rate of the first year maintenance stated in the arrangement and recognize the related revenue over the warranty/maintenance period. The license/services revenue is recognized when the software is delivered or accepted by the customer, based on the contract terms.

Our maintenance services price to each customer varies based on the type of product being supported, the customers’ location, and the level of support being provided. Typically our maintenance renewal percentage ranges between 10% and 20% of the license fee. For the first year of maintenance services, all of our customers pay the maintenance fees stated in the initial contract as the “renewal rate.”  In future years, customers may seek to negotiate different rates depending upon a variety of factors, such as their ability to assume some support functions with their own staff or the maturity level of the software being supported.

We will update our Revenue Recognition disclosure in future filings to help clarify the policy to readers of our financial statements to the following:

Revenue Recognition – We recognize revenue when an agreement is signed, the fee is fixed or determinable and collectability is reasonably assured. We recognize revenue from two primary

sources: license fees and services, and customer support.   The majority of our license fees and services revenue is generated from fixed-price contracts, which provide for licenses to our software products and services to customize such software to meet our customers’ use.   When the customization services are determined to be essential to the functionality of the delivered software, we recognize revenue using the percentage-of-completion method of accounting. In these types of arrangements, we do not typically have vendor specific objective evidence (“VSOE”) of fair value on the license fee/services portion (services are related to customizing the software) of the arrangement due to the large amount of customization required by our customers; however, we do have VSOE for the warranty/maintenance services based on the renewal rate of the first year of maintenance in the arrangement. The license/services portion is recognized using the percentage-of-completion method of accounting and the warranty/maintenance services are separated based on the renewal rate in the contract and recognized ratably over the warranty or maintenance period. We estimate the percentage-of-completion for each contract based on the ratio of direct labor hours incurred to total estimated direct labor hours and recognize revenue based on the percent complete multiplied by the contract amount allocated to the license fee/services.  Since estimated direct labor hours, and changes thereto, can have a significant impact on revenue recognition, these estimates are critical and we review them regularly. If the arrangement includes a customer acceptance provision, the hours to complete the acceptance testing are included in the total estimated direct labor hours; therefore, the related revenue is recognized as the acceptance testing is performed. Revenue is not recognized in full until the customer has provided proof of acceptance on the arrangement.  We record amounts billed in advance of services being performed as unearned revenue. Unbilled work-in-progress represents revenue earned but not yet billable under the terms of the fixed-price contracts. All such amounts are expected to be billed and collected within 12 months.

We may encounter budget and schedule overruns on fixed-price contracts caused by increased labor or overhead costs. We make adjustments to cost estimates in the period in which the facts requiring such revisions become known. We record estimated losses, if any, in the period in which current estimates of total contract revenue and contract costs indicate a loss. If revisions to cost estimates are obtained after the balance sheet date but before the issuance of the interim or annual financial statements, we make adjustments to the interim or annual financial statements accordingly.

In arrangements where the services are not essential to the functionality of the delivered software, we recognize license revenue when a license agreement has been signed, delivery and acceptance have occurred, the fee is fixed or determinable and collectability is reasonably assured. Where applicable, we unbundle and record as revenue fees from multiple element arrangements as the elements are delivered to the extent that VSOE of fair value of the undelivered elements exist. If VSOE for the undelivered elements does not exist, we defer fees from such arrangements until the earlier of the date that VSOE does exist on the undelivered elements or all of the elements have been delivered.

We recognize revenue from fixed-price service contracts using the proportional performance method of accounting, which is similar to the percentage-of-completion method described above. We recognize revenue from professional services provided pursuant to time-and-materials based contracts and training services as the services are performed, as that is when our obligation to our customers under such arrangements is fulfilled.

We recognize customer support, including maintenance revenue, ratably over the service contract period. When maintenance is bundled with the original license fee arrangement, its fair value, based upon VSOE, is deferred and recognized during the periods when services are provided.

3.     We note your disclosures on page 9 that a majority of your contracts provide for acceptance testing by your customers. Please describe how customer acceptance provisions included in your contracts impacts revenue recognition and how you considered the guidance in ASC 985-605-55-79 though 81.

RESPONSE:

Arrangements that involve significant customization of software typically include customer acceptance provisions. We recognize revenue under the guidance of ASC 605-35-25-51 through 54 and revenue is recognized using the percentage-of-completion method of accounting based on the ratio of direct labor hours incurred to total estimated direct labor hours. If acceptance testing is to be performed by the Company, the hours to complete the acceptance testing are included in the total estimated direct labor hours; therefore, the related revenue is recognized as the acceptance testing is performed. If no hours are incurred by the Company for acceptance testing, or less hours than estimated, the revenue related to the hours for acceptance testing is not recognized in full until the customer has provided proof of acceptance on the arrangement.

Arrangements that do not involve significant customization or modification of software typically include customer acceptance provisions.   We recognize revenue in accordance with ASC 985-605-25-3 and revenue is not recognized until delivery has occurred and we have proof of acceptance by the customer. Since we do not recognize revenue prior to acceptance by the customer, we do not consider the guidance in ASC 985-605-55-81 to be applicable for these types of arrangements.

Form 10-Q for the quarter ended March 31, 2010

Item 1. Financial Statements

Note 10 — Commitments and Contingencies

(b) Litigation, page 17

4.     We refer to your disclosure here and on page 23, which states that losses related to various legal matters are recorded to the extent they are probable and can be reasonably estimated. Please tell us the nature of these legal matters and the amount you accrued, if any, in your Condensed Consolidated Balance Sheets as of March 31, 2010. Additionally, tell us how you considered providing additional disclosure related to any pending litigation pursuant to the guidance provided in ASC 450-20-50-1 through 5.

RESPONSE:

We had no pending litigation and no amounts were accrued as of March 31, 2010. All future disclosures related to pending litigation will be made pursuant to the guidance in ASC 450-20-50-1 through 5.

In connection with our response to the comments set forth in the May 11th letter, we acknowledge the following:

•      The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in the response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any additional questions at your convenience.

Sincerely,

EVOLVING SYSTEMS, INC.

/s/ Thaddeus Dupper
Thaddeus Dupper
Chairman and Chief Executive Officer